# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Seaport Therapeutics, Inc., CIK 0002042347
CUSIP: 81221K108
Title of class of securities: Voting Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 101 Seaport Blvd., Floor 12, Boston, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002131815

## Reporting persons
- PureTech Health plc: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 16,685,013; sole dispositive power 0; shared dispositive power 16,685,013; aggregate amount beneficially owned 16,685,013 (31.2% of the class)
- PureTech Health LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 16,685,013; sole dispositive power 0; shared dispositive power 16,685,013; aggregate amount beneficially owned 16,685,013 (31.2% of the class)
  Comment: Limited Liability Company
- PureTech LYT, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 16,685,013; sole dispositive power 0; shared dispositive power 16,685,013; aggregate amount beneficially owned 16,685,013 (31.2% of the class)

## Item 1. Issuer
Name of issuer: Seaport Therapeutics, Inc.
Address of issuer's principal executive offices: 101 Seaport Blvd., Floor 12, Boston MA 02210

## Item 2. Person Filing
Name of person filing: Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of: PureTech Health plc, PureTech Health LLC and PureTech LYT, Inc.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 6 Tide Street, Suite 400, Boston, MA 02210
Citizenship: PureTech Health plc is a public limited company organized under the laws of the United Kindom. PureTech Health LLC is a limited liability company and PureTech LYT, Inc. is a corporation, both organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented below represents beneficial ownership of the shares of Voting Common Stock (the "Common Stock") as of June 30, 2026, based upon 53,530,550 shares of Common Stock outstanding as of July 27, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2026.
PureTech LYT, Inc. is the record holder of the Common Stock reported herein. PureTech Health LLC is the sole owner of PureTech LYT, Inc., and PureTech Health plc is the sole member of PureTech Health LLC, and has the power to direct the voting and disposition of securities held by PureTech LYT, Inc. and PureTech Health LLC. As such, PureTech Health LLC and PureTech Health plc may be deemed to beneficially own all of the shares of Common Stock held directly by PureTech LYT, Inc.
Percent of class: 31.2%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 16,685,013
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 16,685,013

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- PureTech Health plc: /s/ Robert Lyne, Robert Lyne, Chief Executive Officer (08/14/2026)
- PureTech Health LLC: /s/ Robert Lyne, Robert Lyne, Chief Executive Officer (08/14/2026)
- PureTech LYT, Inc.: /s/ Robert Lyne, Robert Lyne, Chief Executive Officer (08/14/2026)